John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 28, 2018

Re:	NowRx, Inc.

Amendment No. 2 to

Offering Statement on Form 1-A

Filed March 14, 2018

File No. 024-10792

Dear Mr. Reynolds:

We acknowledge receipt of comments in your letter of March 20, 2018 regarding the Offering Statement of NowRx, Inc. (the “Company”), which we have set out below, together with our responses.

General

1. We note your response to comment 2. Based on your response, it is not clear that Bryn Mawr Trust of Delaware, which the issuer intends to act as the escrow agent for the offering, is legally able to hold funds. The Continental Stock Transfer & Trust Company no-action letter (available May 10, 1989) lays out three criteria to qualify to act as an escrow agent for purposes of Exchange Act Rule 15c2-4. Specifically, a bank must (1) be a party to a written escrow agreement to hold funds for the persons having the beneficial interest therein; (2) hold such funds pending the occurrence of the Contingencies; and (3) transmit the funds directly to the persons entitled thereto at the appropriate time. Under Delaware law, is The Bryn Mawr Trust Company of Delaware itself, not the parent company as you describe in your most recent response, legally able to hold such funds for the persons having the beneficial interest in the funds? If The Bryn Mawr Trust Company of Delaware cannot legally hold such funds under Delaware law, please confirm whether it can rely on the relief provided in the Continental Stock Transfer & Trust Company no-action letter and explain how you arrived at that determination.

SI Securities, LLC has informed the Company that it has received confirmation from The Bryn Mawr Trust Company of Delaware ("BMTC DE") that as a limited purpose trust company under the laws of Delaware, BMTC DE is legally able to hold funds and is permitted to act as an escrow agent pursuant to Exchange Act Rule 15c2-4 through reliance on the relief provided in the Continental Stock Transfer & Trust Company no-action letter (available May 10, 1989) for the following reasons:

•	BMTC DE will be a party to an escrow agreement with the Company and SI Securities, LLC, the form of which is filed as exhibit 8 to the Offering Statement. Pursuant to the escrow agreement, BMTC DE will agree to accept, hold, and disburse such funds deposited with it on behalf of investors who have submitted subscriptions in the offering.
•	Under the terms of the escrow agreement, BMTC DE will agree in Section 4 to hold such funds contingent on receipt from SI Securities, LLC of a notice representing that the minimum offering amount of $450,000 has been met and that, to the actual knowledge of SI Securities, LLC, all closing conditions with respect to those subscriptions have been met (a “Minimum Offering Notice”).
•	BMTC DE will also agree in Section 4 to disburse funds to the Company upon receipt of the Minimum Offering Notice, a written instruction letter from SI Securities, LLC as to the disbursement of funds and such other certificates, notices or other documents as BMTC DE reasonably requires. Under the terms of the escrow agreement, if BMTC DE does not receive a Minimum Offering Notice on or before the expiration date of the offering, or the offering has been sooner terminated, BMTC DE shall promptly return to each investor, by ACH or wire transfer, the investment made by such investor.

•	BMTC DE will also agree to prepare daily reports of account activity and make them available to SI Securities, LLC through their online platform.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli
Partner

CrowdCheck Law LLP

cc:	Cary Breese

NowRx, Inc.

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